Exhibit 99.1

Corus Entertainment announces fiscal 2011 third quarter results

•	Monthly dividend increase of 16%
•	Consolidated revenues up 7% and segment profit up 11%
•	Television specialty ad growth of 15%
•	Radio revenue growth of 4% in Ontario offset by a 7% decline in the West
•	Basic earnings per share from continuing operations of $0.48 for the quarter compared to $0.35 last year

TORONTO, July 14, 2011 /CNW/ - Corus Entertainment Inc. (TSX: CJR.B) announced its third quarter financial results today.

"We are very pleased to have achieved double digit segment profit growth for the third consecutive quarter. The successful conversion of strong top line growth and cost containment initiatives resulted in outstanding operating leverage," said John Cassaday, President and CEO of Corus Entertainment.  "Once again, this growth was powered by our core television business and demonstrates strength across our Kids, Pay, Women's and Merchandising brands."

Financial Highlights

(unaudited)	Three months ended		Nine months ended
(in thousands of Canadian dollars except per share amounts)	May 31,		May 31,
	2011	2010	2011	2010
Revenues
Radio	50,745	51,374	148,031	144,852
Television	161,043	147,013	476,989	435,242
	211,788	198,387	625,020	580,094
Segment profit
Radio	16,000	17,506	44,186	44,230
Television	68,535	59,452	205,652	179,724
Corporate	(7,258)	(7,511)	(22,948)	(19,502)
	77,277	69,447	226,890	204,452

Net income from continuing operations	39,229	28,255	110,344	112,486

Basic earnings per share
From continuing operations	$ 0.48	$ 0.35	$ 1.35	$ 1.40
From discontinued operations	$ —	$ 0.04	$ 0.08	$ 0.09
	$ 0.48	$ 0.39	$ 1.43	$ 1.49

Consolidated Results from Continuing Operations

Consolidated revenues for the three months ended May 31, 2011 were $211.8 million, up 7% from $198.4 million last year.  Consolidated segment profit was $77.3 million, up 11% from $69.4 million last year. Net income for the quarter was $39.2 million ($0.48 basic and $0.47 diluted), compared to $28.3 million ($0.35 basic and diluted) last year.

Consolidated revenues for the nine months ended May 31, 2011 were $625.0 million, up 8% from $580.1 million last year.  Consolidated segment profit was $226.9 million, up 11% from $204.5 million last year.  Net income for the nine month period was $110.3 million ($1.35 basic and $1.34 diluted), compared to a net income of $112.5 million ($1.40 basic and $1.39 diluted) last year.  Net income for the nine month period for the prior year includes a debt refinancing cost of $14.3 million, a $14.0 million reversal of a disputed regulatory fee accrual and a $14.2 million recovery due to income tax rate changes.  Removing the impact of these items results in an adjusted nine month basic earnings per share of $1.22 in the prior year.

Operational Results - Highlights

Television

•	Segment revenues increased 10% in both the third quarter and year-to-date
•	Segment profit increased 15% in the third quarter and 14% year-to-date
•	Specialty advertising revenues increased 15% both in the third quarter and year-to-date
•	Subscriber revenues increased 5% in the third quarter and 7% year-to-date
•	Movie Central finished the quarter with 1,024,000 subscribers, up 6% from the third quarter of 2010

Radio

•	Segment revenues decreased 1% in the third quarter and increased 2% year-to-date
•	Revenues for the quarter increased 4% in Ontario and declined in the West by 7%
•	Segment profit decreased 9% in the third quarter and was flat year-to-date

Corus Entertainment Inc. reports in Canadian dollars.

About Corus Entertainment Inc.

Corus Entertainment Inc. is a Canadian-based media and entertainment company.  Corus is a market leader in specialty television and radio with additional assets in pay television, television broadcasting, children's book publishing and children's animation.  The company's multimedia entertainment brands include YTV, Treehouse, Nickelodeon (Canada), W Network, OWN: Oprah Winfrey Network (Canada), CosmoTV, Sundance Channel (Canada), Movie Central, HBO Canada, Nelvana, Kids Can Press and radio stations including CKNW AM 980, 99.3 The FOX, Country 105, 630 CHED, Q107, and 102.1 the Edge.  Corus creates engaging branded entertainment experiences for its audiences across multiple platforms.  A publicly traded company, Corus is listed on the Toronto Stock Exchange (CJR.B).  Experience Corus on the web at www.corusent.com.

The unaudited consolidated financial statements and accompanying notes for the three months ended May 31, 2011 and Management's Discussion and Analysis are available on the Company's website at www.corusent.com in the Investor Relations section.

A conference call with Corus senior management is scheduled for July 14, 2011 at 2 p.m. ET.  While this call is directed at analysts and investors, members of the media are welcome to listen in.  The dial-in number for the conference call for North America is 1.800.679.0308 and for local/international callers is 416.981.9080.  PowerPoint slides for the call will be posted at 1:45 p.m. ET on July 14, 2011 and can be found on the Corus Entertainment website at www.corusent.com in the Investor Relations section.

This press release contains forward-looking information and should be read subject to the following cautionary language:

To the extent any statements made in this report contain information that is not historical, these statements are forward-looking statements and may be forward-looking information within the meaning of applicable securities laws (collectively, "forward-looking statements").  These forward-looking statements related to, among other things, our objectives, goals, strategies, intentions, plans, estimates and outlook, including advertising, program, merchandise and subscription revenues, operating costs and tariffs, taxes and fees, and can generally be identified by the use of the words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions.  In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.  Although Corus believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and undue reliance should not be placed on such statements.  Certain material factors or assumptions are applied in making forward-looking statements, including without limitation factors and assumptions regarding advertising, program, merchandise and subscription revenues, operating costs and tariffs, taxes and fees and actual results may differ materially from those expressed or implied in such statements.  Important factors that could cause actual results to differ materially from these expectations include, among other things: our ability to attract and retain advertising revenues; audience acceptance of our television programs and cable networks; our ability to recoup production costs, the availability of tax credits and the existence of co-production treaties; our ability to compete in any of the industries in which we do business; the opportunities (or lack thereof) that may be presented to and pursued by us; conditions in the entertainment, information and communications industries and technological developments therein; changes in laws or regulations or the interpretation or application of those laws and regulations; our ability to integrate and realize anticipated benefits from our acquisitions and to effectively manage our growth; our ability to successfully defend ourselves against litigation matters arising out of the ordinary course of business;  and changes in accounting standards. Additional information about these factors and about the material assumptions underlying such forward-looking statements may be found in our Annual Information Form.  Corus cautions that the foregoing list of important factors that may affect future results is not exhaustive.  When relying on our forward-looking statements to make decisions with respect to Corus, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Unless otherwise required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward-looking statements whether as a result of new information, events or circumstances that arise after the date thereof or otherwise.

CORUS ENTERTAINMENT INC.
CONSOLIDATED BALANCE SHEETS

(unaudited)	As at May 31,	As at August 31,
(in thousands of Canadian dollars)	2011	2010
ASSETS
Current
Cash and cash equivalents	60,425	7,969
Accounts receivable	189,909	161,645
Income taxes recoverable	—	1,781
Prepaid expenses and other	9,797	17,040
Program and film rights	146,039	159,526
Future tax asset	5,482	6,129
Current assets of discontinued operations	—	14,951
Total current assets	411,652	369,041

Tax credits receivable	47,992	39,597
Investments and other assets	44,595	22,595
Property, plant and equipment	168,541	147,905
Program and film rights	111,696	88,484
Film investments	103,975	100,454
Broadcast licenses	541,248	541,248
Goodwill	671,827	671,827
Long-term assets of discontinued operations	—	78,104
	2,101,526	2,059,255

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	211,357	193,342
Income taxes payable	14,667	336
Current liabilities of discontinued operations	—	9,744
Total current liabilities	226,024	203,422

Long-term debt	620,114	691,891
Other long-term liabilities	98,256	88,003
Future tax liability	93,336	89,651
Long-term liabilities of discontinued operations	—	12,285
Total liabilities	1,037,730	1,085,252

Non-controlling interest	18,947	18,055

SHAREHOLDERS' EQUITY
Share capital	879,058	856,655
Contributed surplus	9,142	11,780
Retained earnings	169,663	98,669
Accumulated other comprehensive loss	(13,014)	(11,156)
Total shareholders' equity	1,044,849	955,948
	2,101,526	2,059,255

CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF INCOME

	Three months ended		Nine months ended
(unaudited)	May 31,		May 31,
(in thousands of Canadian dollars except per share amounts)	2011	2010	2011	2010
Revenues	211,788	198,387	625,020	580,094
Direct cost of sales, general and
administrative expenses	134,511	128,940	398,130	375,642
Depreciation	6,203	4,716	18,364	13,365
Interest expense	14,693	15,002	45,883	34,549
Disputed regulatory fees	—	—	—	(14,015)
Debt refinancing	—	—	—	14,256
Restructuring	93	—	2,342	—
Other expense (income), net	(969)	6,421	(2,211)	7,788
Income from continuing operations before income taxes
and non-controlling interest	57,257	43,308	162,512	148,509
Income tax expense	14,900	13,093	45,212	31,555
Non-controlling interest	3,128	1,960	6,956	4,468
Net income for the period from continuing operations	39,229	28,255	110,344	112,486
Net income for the period from discontinued operations	—	3,156	6,743	7,436
Net income for the period	39,229	31,411	117,087	119,922

Basic earnings per share
From continuing operations	$ 0.48	$ 0.35	$ 1.35	$ 1.40
From discontinued operations	$ —	$ 0.04	$ 0.08	$ 0.09
	$ 0.48	$ 0.39	$ 1.43	$ 1.49

Diluted earnings per share
From continuing operations	$ 0.47	$ 0.35	$ 1.34	$ 1.39
From discontinued operations	$ —	$ 0.04	$ 0.08	$ 0.09
	$ 0.47	$ 0.39	$ 1.42	$ 1.48

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended		Nine months ended
(unaudited)	May 31,		May 31,
(in thousands of Canadian dollars)	2011	2010	2011	2010
Net income for the period	39,229	31,411	117,087	119,922
Other comprehensive income (loss), net of tax
Unrealized foreign currency translation adjustment	4	(16)	(1,857)	(540)
Unrealized change in fair value of available-for-sale
investments, net of tax	(77)	277	(1)	289
Unrealized change in fair value of cash flow hedges,
net of tax	—	—	—	3,431
Recognition of change in fair value of cash flow
hedge in net income, net of tax	—	—	—	9,244
	(73)	261	(1,858)	12,424
Comprehensive income for the period	39,156	31,672	115,229	132,346

CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Three months ended		Nine months ended
(unaudited)	May 31,		May 31,
(in thousands of Canadian dollars)	2011	2010	2011	2010
Share capital
Balance, beginning of period	869,622	846,747	856,655	840,602
Issuance of shares under stock option plan	5,043	5,779	12,954	10,510
Other	4,393	1,307	9,449	2,721
Balance, end of period	879,058	853,833	879,058	853,833

Contributed surplus
Balance, beginning of period	10,274	15,177	11,780	17,303
Stock-based compensation	288	(1,181)	810	672
Settlement and modification of long-term incentive plan	—	(1,186)	—	(4,659)
Exercise of stock options	(1,420)	(909)	(3,448)	(1,415)
Balance, end of period	9,142	11,901	9,142	11,901

Retained earnings
Balance, beginning of period	145,915	84,785	98,669	20,380
Net income for the period	39,229	31,411	117,087	119,922
Dividends	(15,481)	(12,169)	(46,093)	(36,275)
Balance, end of period	169,663	104,027	169,663	104,027

Accumulated other comprehensive loss
Balance, beginning of period	(12,941)	(11,844)	(11,156)	(24,007)
Other comprehensive income (loss), net of tax	(73)	261	(1,858)	12,424
Balance, end of period	(13,014)	(11,583)	(13,014)	(11,583)

CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended		Nine months ended
(unaudited)	May 31,		May 31,
(in thousands of Canadian dollars)	2011	2010	2011	2010
OPERATING ACTIVITIES
Net income for the period	39,229	31,411	117,087	119,922
Net income from discontinued operations	—	(3,156)	(6,743)	(7,436)
Add (deduct) non-cash items:
Depreciation	6,203	4,716	18,364	13,365
Amortization of program rights	44,301	40,901	129,528	123,974
Amortization of film investments	8,830	10,984	30,941	26,126
Future income taxes	2,541	(777)	3,365	(14,629)
Non-controlling interest	3,128	1,960	6,956	4,468
Stock option expense	288	216	810	672
Imputed interest	2,827	2,458	7,911	5,926
Debt refinancing	—	—	—	14,256
Other	(809)	(60)	(2,403)	(448)
Net change in non-cash working capital
balances related to operations	7,353	14,489	(6,439)	18,688
Payment of program and film rights	(41,686)	(41,272)	(114,814)	(125,545)
Net additions to film investments	(23,131)	(13,846)	(56,251)	(46,843)
Cash provided by operating activities from
continuing operations	49,074	48,024	128,312	132,496
Cash provided by (used in) operating activities from
discontinued operations	—	325	(2,542)	715
Cash provided by operating activities	49,074	48,349	125,770	133,211

INVESTING ACTIVITIES
Additions to property, plant and equipment	(5,387)	(21,846)	(32,602)	(51,352)
Business combinations	—	—	—	(36,000)
Net cash flows for investments and other assets	210	(580)	(4,057)	2,284
Decrease in public benefits associated with
acquisitions	(350)	(601)	(932)	(1,079)
Cash used in investing activities from
continuing operations	(5,527)	(23,027)	(37,591)	(86,147)
Cash provided by (used in) investing activities from
discontinued operations	—	(322)	74,996	(715)
Cash provided by (used in) investing activities	(5,527)	(23,349)	37,405	(86,862)

FINANCING ACTIVITIES
Decrease in bank loans	(28,458)	(24,895)	(73,222)	(454,576)
Issuance of senior unsecured guaranteed notes	—	—	—	500,000
Financing and swap termination fees	(718)	—	(718)	(30,997)
Issuance of shares under stock option plan	3,622	4,870	9,506	9,095
Dividends paid	(11,023)	(11,078)	(34,572)	(33,725)
Dividends paid to non-controlling interest	(741)	—	(5,107)	(9,260)
Other	(2,282)	265	(6,606)	(3,179)
Cash used in financing activities from continuing operations	(39,600)	(30,838)	(110,719)	(22,642)
Net change in cash and cash equivalents during the period
from continuing operations	3,947	(5,841)	(19,998)	23,707
Net change in cash and cash equivalents during the period
from discontinued operations	—	3	72,454	—
Net change in cash and cash equivalents
during the period	3,947	(5,838)	52,456	23,707
Cash and cash equivalents, beginning of period	56,478	40,467	7,969	10,922
Cash and cash equivalents, end of period	60,425	34,629	60,425	34,629

CORUS ENTERTAINMENT INC.
BUSINESS SEGMENT INFORMATION

(unaudited)
(in thousands of Canadian dollars except per share amounts)

Three months ended May 31, 2011
	Radio	Television	Corporate	Consolidated
Revenues	50,745	161,043	—	211,788
Direct cost of sales, general and administrative expenses	34,745	92,508	7,258	134,511
Segment profit (loss)	16,000	68,535	(7,258)	77,277
Depreciation	817	736	4,650	6,203
Interest expense	(74)	6,182	8,585	14,693
Restructuring	79	6	8	93
Other expense (income), net	(515)	396	(850)	(969)
Income (loss) before income taxes and non-controlling interest	15,693	61,215	(19,651)	57,257

Three months ended May 31, 2010
	Radio	Television	Corporate	Consolidated
Revenues	51,374	147,013	—	198,387
Direct cost of sales, general and administrative expenses	33,868	87,561	7,511	128,940
Segment profit (loss)	17,506	59,452	(7,511)	69,447
Depreciation	1,001	1,819	1,896	4,716
Interest expense	670	1,296	13,036	15,002
Other expense (income), net	411	1,256	4,754	6,421
Income (loss) before income taxes and non-controlling interest	15,424	55,081	(27,197)	43,308

Nine months ended May 31, 2011
	Radio	Television	Corporate	Consolidated
Revenues	148,031	476,989	—	625,020
Direct cost of sales, general and administrative expenses	103,845	271,337	22,948	398,130
Segment profit (loss)	44,186	205,652	(22,948)	226,890
Depreciation	2,313	3,255	12,796	18,364
Interest expense	2,398	18,459	25,026	45,883
Restructuring	750	9	1,583	2,342
Other expense (income), net	(1,009)	(1,822)	620	(2,211)
Income (loss) before income taxes and non-controlling interest	39,734	185,751	(62,973)	162,512

Nine months ended May 31, 2010
	Radio	Television	Corporate	Consolidated
Revenues	144,852	435,242	—	580,094
Direct cost of sales, general and administrative expenses	100,622	255,518	19,502	375,642
Segment profit (loss)	44,230	179,724	(19,502)	204,452
Depreciation	3,079	5,596	4,690	13,365
Interest expense	2,816	3,651	28,082	34,549
Disputed regulatory fees	(6,722)	(7,293)	—	(14,015)
Debt refinancing	—	—	14,256	14,256
Other expense (income), net	512	563	6,713	7,788
Income (loss) before income taxes and non-controlling interest	44,545	177,207	(73,243)	148,509

Revenues by segment
	Three months ended		Nine months ended
	May 31,		May 31,
	2011	2010	2011	2010
Radio
West	23,499	25,142	69,301	71,219
Ontario	27,246	26,232	78,730	73,633
	50,745	51,374	148,031	144,852

Television
Kids	65,986	57,425	208,812	182,071
Specialty and Pay	95,057	89,588	268,177	253,171
	161,043	147,013	476,989	435,242

Segment profit
	Three months ended		Nine months ended
	May 31,		May 31,
	2011	2010	2011	2010
Radio
West	7,918	9,208	21,526	23,962
Ontario	8,082	8,298	22,660	20,268
	16,000	17,506	44,186	44,230

Television
Kids	27,961	23,233	92,323	78,799
Specialty and Pay	40,574	36,219	113,329	100,925
	68,535	59,452	205,652	179,724

Revenues by type
	Three months ended		Nine months ended
	May 31,		May 31,
	2011	2010	2011	2010
Advertising	104,374	99,739	306,873	288,222
Subscriber fees	76,176	72,328	225,537	211,225
Other	31,238	26,320	92,610	80,647
	211,788	198,387	625,020	580,094

For further information:

John Cassaday President and Chief Executive Officer Corus Entertainment Inc. 416.479.6018	Tom Peddie Executive Vice President and Chief Financial Officer Corus Entertainment Inc. 416.479.6080	Sally Tindal Director, Communications Corus Entertainment Inc. 416.479.6107

CO: Corus Entertainment Inc.

CNW 07:01e 14-JUL-11